Exhibit 99.1

ABN 82 010 975 612

PO Box 2403 Toowong
Queensland 4066 Australia
Telephone: + 61 7 3842 3333
Facsimile: + 61 7 3720 9624
www.progen-pharma.com

PG545 Update

Brisbane, Australia, 21st December 2011.  Progen Pharmaceuticals Ltd (ASX:PGL, OTC:PGLA) today provides the following update on its drug candidate, PG545.

In September 2011, Progen (the Company) announced that it was conducting additional pharmacokinetic, and efficacy studies on PG545 using the intravenous route of administration (IV) following the cancellation of the PG545-101 study due to injection site reactions in patients.

Following the completion of these preclinical studies, Progen engaged independent experts to review a change in route of administration from subcutaneous to IV, from preclinical, clinical and commercial perspectives.  Progen is pleased to announce that neither the management nor the independent experts found any reason that would halt the development of PG545 based on an IV route of administration.

The Company will now commence licensing discussions with potential partners to continue the preclinical and clinical development of PG545.

“Despite the change in route of administration, PG545 is still potentially the best-in-class heparanase inhibitor with superior drug-like properties and we are confident that we will find a suitable partner to drive PG545 back into the clinic” said Stuart James, Chairman, Progen Pharmaceuticals Ltd.

ENDS

About Progen Pharmaceuticals Ltd

Progen Pharmaceuticals Limited is a biotechnology company committed to the discovery, development and commercialization of small molecule pharmaceuticals primarily for the treatment of cancer.  Progen has built a focus and strength in anti-cancer drug discovery and development. www.progen-pharma.com

For more information:

Paul Dixon

Company Secretary

+61 7 3273 9133

+61 422 111 752

This release contains forward-looking statements that are based on current management expectations. These statements may differ materially from actual future events or results due to certain risks and uncertainties, including without limitation, risks associated with drug development and manufacture, risks inherent in the extensive regulatory approval process mandated by, amongst others, the United States Food and Drug Administration and the Australian Therapeutic Goods Administration, delays in obtaining the necessary approvals for clinical testing, patient recruitment, delays in the conduct of clinical trials, market acceptance of PI-88, PG11047, PG545, PG562, PG11122, PG11144 and other drugs, future capital needs, whether or not EPI can be funded or divested successfully, general economic conditions, and other risks and uncertainties detailed from time to time in the Company’s filings with the Australian Securities Exchange and the United States Securities and Exchange Commission. Moreover, there can be no assurance that others will not independently develop similar products or processes or design around patents owned or licensed by the Company, or that patents owned or licensed by the Company will provide meaningful protection or competitive advantages.